Exhibit 99.1

Company Contact:	Investor Relations Contact:
Xin Lian, Senior Manager	David Rudnick, Account Manager
China GrenTech Corp. Ltd.	CCG Investor Relations
Tel: +86 755 2650 3007	Tel: + (1) 646-626-4172 (New York)
E-mail: investor@powercn.com	E-mail: david.rudnick@ccgir.com

China GrenTech Announces Receipt of “Going Private” Proposal at $3.10 Per ADS

SHENZHEN, CHINA – November 14, 2011 –China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech”, or the “Company”), a leading China-based provider of radio frequency and wireless coverage products and services, today announced that its Board of Directors has received a proposal letter dated November 12, 2011 from its Chairman and Chief Executive Officer, Mr. Yingjie Gao (“Mr. Gao”), to acquire all of the outstanding shares of GrenTech not currently owned by Mr. Gao, certain members of the management and their affiliates in a going private transaction for $ 3.10 per American Depositary share (“ADS”, each ADS representing 25 ordinary shares of the Company) in cash, subject to certain conditions.

Mr. Gao and his affiliates currently own approximately 32.39% of GrenTech’s ordinary shares. According to the proposal letter, the acquisition is intended to be financed primarily through debt financing. The proposal letter states that Mr.Gao is in discussions with Guotai Junan Finance (Hong Kong) Limited (“Guotai Junan”) about financing the proposed transaction and has received a “highly confident” letter from Guotai Junan. A copy of the text of the proposal letter is set forth below as Exhibit A.

GrenTech’s Board of Directors has formed a special committee of independent directors (the “Independent Committee”) consisting of three independent directors, Mr. Cuiming Shi, Mr. Gordon Tsang Hing Lun and Mr. Xiaohu You, to consider this proposal. The Independent Committee will retain a financial advisor and legal counsel to assist it in its work. The Board of Directors cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal from Mr. Gao and no decisions have been made by the Independent Committee with respect to GrenTech’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enables telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Safe Harbor Statement

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of GrenTech to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the share repurchase program will not increase shareholder value and other risks outlined in GrenTech’s filings with the SEC. GrenTech undertakes no ongoing obligation, other than that imposed by law, to update these statements.

EXHIBIT A

November 12, 2011

Board of Directors

China GrenTech Corporation Limited

15th Floor, Block A, Guoren Building

Keji Central 3rd Road

Hi-Tech Park, Nanshan District

Shenzhen 518057, People’s Republic of China

Dear Sirs:

I, Yingjie Gao, am pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of China GrenTech Corporation Limited (the “Company”) and the American Depositary Shares of the Company (“ADSs”, each ADS representing 25 ordinary shares of the Company), in both cases, that are not currently owned by myself, certain members of the management and my and their affiliates, in a going-private transaction (the “Acquisition”).

I believe that my proposal of $3.10 in cash per ADS and $0.124 per ordinary share, will provide a very attractive alternative to the Company’s shareholders. My proposal represents a premium of 45.0% to the volume-weighted average closing price during the last 60 trading days and a premium of 21.1% to the Company’s closing price on November 11, 2011.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident that an Acquisition can be closed on the basis as outlined in this letter.

1. Buyer. I intend to form an acquisition vehicle (“Buyer”) for the purpose of pursuing the Acquisition.

2. Purchase Price. The consideration payable for each ADS or ordinary share of the Company (other than those held by myself, certain members of the management and my and their affiliates) will be $3.10 per ADS and $0.124 per ordinary share, as the case may be, in cash.

3. Financing. I intend to finance the Transaction primarily with debt. I have held preliminary discussions with Guotai Junan Finance (Hong Kong) Limited about financing this Acquisition and have received a “highly confident” letter from them, and I expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

4. Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

5. Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions very promptly. These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

6. Confidentiality. I will, as required by law, promptly file an amendment to Schedule 13D to disclose this letter. However, I am sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements.

7. Process. I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize that the Board will evaluate the proposed Acquisition independently before it can make its determination to endorse it. Given my involvement in the proposed Acquisition, I also recognize that independent members of the Board will proceed to consider the proposed Acquisition. In considering my offer, you should be aware that I am interested only in acquiring the outstanding shares of the Company that I do not already own, and that I do not intend to sell my stake in the Company to a third party.

8. Advisors. I have engaged Skadden, Arps, Slate, Meagher & Flom LLP as my legal counsel in connection with the Transaction.

9. No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to personally express my commitment to working together with the Board to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact me. I look forward to hearing from you.

Sincerely,

/s/ Yingjie Gao

Name: Yingjie Gao

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